                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                      First American Health Concepts, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                            Common Stock, no par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  31852 M-10-5
           --------------------------------------------------------
                                 (CUSIP Number)

                  Robert Delsol, Pacific Steel Casting Co.,
        1425 Leimert Blvd., Ste. 400, Oakland, CA 94602 (510) 428-0300
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 March 31, 1994
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 10 Pages
                                        --

CUSIP No. 31852 M-10-5                13D                 Page 2 of 10 Pages
           -----------                                         -    --


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Pacific Steel Casting Company
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     W/C, 00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power        390,722            15.4%
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power        390,722            15.4%
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
              674,923                                       26.6%
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     /x/
     Excludes share for Alpha Capital Company advisory clients        191,632
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
               26.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 31852 M-10-5                13D                 Page 3 of 10 Pages
           -----------                                         -    --


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Pacific Steel Casting Profit Sharing Plan
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC, 00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           58,143      2.3%
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           58,143      2.3%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
             674,923                                  26.6%
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     /X/
     Excludes shares for Alpha Capital Company advisory clients      191,632
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
             26.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     EP
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 31852 M-10-5                13D                 Page 4 of 10 Pages
           -----------                                         -    --


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Pacific Steel Casting Pension Plan
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC, 00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power        116,286         4.6%
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power        116,286          4.6%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                   674,923                26.6%
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     /X/
     Excludes shares for Alpha Capital Company advisory clients    191,632
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     26.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     EP
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 31852 M-10-5                13D                 Page 5 of 10 Pages
           -----------                                         -    --


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Robert J. Delsol
     ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     W/C, 00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power      20,000 (options)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power      654,923           25.8%
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power      20,000 (options)    .8%
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power      654,923           25.8%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
             674,923              26.6%
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     /X/
     Excludes shares for Alpha Capital Company advisory clients     191,632
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         26.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     Ind.
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                          Page 6 of 10 Pages
                                                               -    --

Item 1.  Security and Issuer.

     This statement relates to the common stock (no par value) of:

                 First American Health Concepts, Inc.
                 1811 South Alma School Road, Ste. 285
                         Mesa, Arizona 85202

Item 2.  Identity and Background.

     Information regarding the persons filing this statement is as follows:

     (1) Pacific Steel Casting Company
         1333 Second Street
         Berkeley, CA 94710

     Pacific Steel Casting Company is a California corporation and is a producer of carbon, lo-alloy and casteel products.

     (2) The Pacific Steel Casting Profit Sharing Plan and the Pacific Steel Casting Pension Plan are employee benefit and pension plans for employees of Pacific Steel Casting Company.

     (3)(a) Robert J. Delsol

        (b) Residence address: 62 Inverleith Terrace, Piedmont, CA 94611

            Business address: Alpha Capital Company, 1425 Leimert Blvd., Suite 400, Oakland, CA 94602

        (c) Mr. Delsol is President and Chief Executive Officer of Pacific Steel Casting Company and is a trustee of the Pacific Steel Casting Company Profit Sharing Plan and Pension Plan. Mr. Delsol also is President, a shareholder and a director of Alpha Capital Company, 1425 Leimert Boulevard, Suite 400, Oakland, CA 94602, and a director of First American Health Concepts, Inc.

        (d) and (e) During the last five (5) years, neither Pacific Steel Casting Company, the Pacific Steel Profit Sharing Plan, the Pacific Steel Pension Plan nor Robert J. Delsol have been convicted in any criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which any of them was subject to any judgement, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                       Page 7 of 10 Pages

        (f) Mr. Delsol is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

        - Alpha Capital owns directly 20,000 shares of First American common stock. Its cost basis for these shares was $50,690. These purchases were made from Alpha Capital's working capital.

        - Alpha Capital owned a limited partnership interest in Pinnacle Capital Management, L.P., a California limited partnership ("Pinnacle"). Alpha's investment in Pinnacle was $200,000. Its proportionate interest of the 927,500 shares of First American held by Pinnacle was 46,515. Alpha Capital used its working capital for this purchase. On March 31, 1994, Pinnacle transferred in kind to Alpha Capital its proportionate interest in the First American stock held by Pinnacle.

        - Alpha Capital is a registered investment advisor to selected individual and institutional investors who have acquired 191,632 shares of First American common stock. These acquisitions have a cost basis of $552,630. These investments have been made on behalf of clients of Alpha Capital with funds provided by said clients.

        - Pacific Steel Casting Company owned a limited partnership interest in Pinnacle. The cost basis for Pacific Steel Casting's investment in Pinnacle was $1,680,000. Its proportional interest in the First American securities common stock held by Pinnacle was 390,722 shares of First American common stock. The funds for this purchase came from the working capital of Pacific Steel Casting. On March 31, 1994, Pinnacle transferred in kind to Pacific Steel Casting Company its proportionate interest in the First American stock held by Pinnacle.

        - The Pacific Steel Casting Company Pension Plan owned a limited partnership interest in Pinnacle. The cost basis for this investment by the Pacific Steel Casting Company Pension Plan was $500,000 giving it a proportionate interest in 116,286 shares of First American common stock held by Pinnacle. The funds for this purchase came from the capital of the Pacific Steel Casting Company Pension Plan. On March 31, 1994, Pinnacle transferred in kind to Pacific Steel Casting Pension Plan its proportionate interest in the First American stock held by Pinnacle.

        - The Pacific Steel Casting Company Profit Sharing Plan

                                                          Page 8 of 10 Pages

          owned a limited partnership interest in Pinnacle. The cost basis for this investment by the Pacific Steel Casting Profit
          Sharing Plan was $250,000 giving it a proportionate interest in 58,143 shares of First American common stock held by Pinnacle. The funds for this purchase came from the capital of the Pacific Steel Casting Company Profit Sharing Plan. On March 31, 1994, Pinnacle transferred in kind to Pacific Steel Casting Profit Sharing Plan its proportionate interest in the First American stock held by Pinnacle.

        - Piece of the Pebble, a partnership, owned a limited partnership interest in Pinnacle. The cost basis for this investment was $100,000, giving it a proportionate interest in 23,257 shares of First American stock held by Pinnacle. Mr. Delsol is a general partner of Piece of the Pebble. On March 31, 1994, Pinnacle transferred these shares to Piece of the Pebble.

Item 4.  Purpose of Transaction.

     Pacific Steel Casting Company, Pacific Steel Casting Company Pension Plan, Pacific Steel Casting Company Profit Sharing Plan, Robert Delsol, Piece of the Pebble and Alpha Capital Company, and Alpha Capital Company, and Alpha Capital advisory clients have purchased the First American common stock reported herein as an investment. None of them has any plans at present to change the operations, business, capitalization or corporate structure of First American Health Concepts. Although these persons have no such plans at present, they may, at a later date, decide to acquire additional shares of First American common stock or dispose of part or all of their present holdings in the open market transactions or private sales to third parties.

Item 5.  Interest in Securities of the Issuer.

     Robert J. Delsol owns 75% of Tri-pacific, Inc., a holding company. Tri-pacific in turn owns 82% of Pacific Steel Casting Company and 16.7% of Alpha Capital Company. Mr. Delsol is President and Chief Executive Officer of Pacific Steel Casting and co-trustee of the Pacific Steel Casting Pension Plan and the Pacific Steel Casting Profit Sharing Plan. He also is President and a director of Alpha Capital Company and a director of First American.

     Mr. Delsol beneficially owns, directly or indirectly, the following common stock of First American Health Concepts:

     -   66,515 (2.6%) owned by Alpha Capital.

     - 191,132 shares (7.5%) held for the benefit of advisory clients of Alpha Capital.

                                                         Page 9 of 10 Pages

Mr. Delsol has shared voting and shared dispositive authority with respect to the above shares.

     -   390,722 shares (15.6%) are owned by Pacific Steel Casting Company.

         116,286 shares (4.6%) are owned by the Pacific Steel Casting Company Pension Plan.

         58,143 shares (2.3%) are owned by the Pacific Steel Casting Company Profit Sharing Plan.

         23,257 shares (.9%) are owned by Piece of the Pebble, a limited partnerhship.

Mr. Delsol has shared dispositive authority with respect to these shares.

     Mr. Delsol has sole dispositive authority with respect to options on 20,000 shares of First American common stock.

     Transactions in First American Health Concepts common stock in the last 60 days include:

     - On or about March 31, 1994, Pinnacle Capital Management L.P. transferred in kind to certain limited partners of Pinnacle their proportionate interest in First American stock held by Pinnacle as follows: Pacific Steel Casting Company (390,722 shares); Pacific Steel Casting Profit Sharing Plan (58,143 shares); Pacific Steel Casting Pension Plan (116,286 shares); Alpha Capital Company (23,257 shares); and Piece of the Pebble (23,257 shares). These limited partners had paid an average of $4.30 per share for their partnership interests in Pinnacle. During the past 60 days, advisory clients of Alpha Capital purchased a total of 27,000 shares and sold 7,000 shares of First American common stock in public market transactions at prevailing market prices.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None to report.

Item 7.  Material to be Filed as Exhibits.

         None.

                                                          Page 10 of 10 Pages
Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 1994
     ---------------


                                       /s/ Robert Delsol
                                       ----------------------------------------
                                       ROBERT DELSOL, President
                                       Pacific Steel Casting Company